UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    January 26, 2016

January 26, 2016

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Nine Months Ended December 31, 2015 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 12, 2016

Investors meeting presentation for quarterly financial results: Not scheduled

Note:  Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the nine months ended December 31, 2015)

(1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent
Nine months ended December 31, 2015			¥3,574,474	0.5%	¥ 900,159	(18.7)%	¥626,242	(8.2)%
Nine months ended December 31, 2014			3,556,519	1.1	1,106,825	(5.2)	682,220	(3.2)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2015: ¥568,629 million [(61.1)%]
		(b) for the nine months ended December 31, 2014: ¥1,461,071 million [20.4%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Profit attributable to owners of parent per share		Profit attributable to owners of parent per share (Diluted)
Nine months ended December 31, 2015			¥ 458.04		¥ 457.73
Nine months ended December 31, 2014			498.97		498.68
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2015			¥ 187,505,952		¥ 11,012,174		5.0%
March 31, 2015			183,442,585		10,696,271		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2015: ¥ 9,291,117 million (b) as of March 31, 2015: ¥ 9,022,249 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2015	¥ —	¥ 60	¥ —	¥ 80	¥ 140
Fiscal year ending March 31, 2016	—	75	—
Fiscal year ending March 31, 2016 (Forecast)				75	150
Note: Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2016)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2016	¥ 1,220,000	(7.7)%	¥ 760,000	0.8%

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stock)

	As of December 31, 2015	As of March 31, 2015
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,836,440 shares	46,814,201 shares

	Nine months ended December 31, 2015	Nine months ended December 31, 2014
(c) Average number of shares issued in the period	1,367,231,035 shares	1,367,262,427 shares

Note on quarterly review process:

This report is out of the scope of the auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2015 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the nine months ended December 31, 2015.

1. Operating results

In the nine months ended December 31, 2015, gross profit decreased by ¥11.7 billion year-on-year to ¥2,218.6 billion. This was mainly due to a decrease in gains on bonds at income of Sumitomo Mitsui Banking Corporation (“SMBC”), despite of a rise in credit card revenue at Sumitomo Mitsui Card Company, Limited.

General and administrative expenses increased by ¥60.9 billion year-on-year to ¥1,285.7 billion, mainly due to expenditures by SMBC and SMBC Nikko Securities, Inc. in order to continue to implement measures to enhance top-line profit growth.

Equity in gains (losses) of affiliates was a loss of ¥44.8 billion. This was mainly due to an impairment loss on goodwill of investments in affiliates arising from a decline in market prices.

Total credit cost increased by ¥91.9 billion year-on-year to ¥45.6 billion. This was primarily due to a decrease in gains on reversal of reserve for possible losses recognized by SMBC.

Finally, ordinary profit decreased by ¥206.7 billion year-on-year to ¥900.2 billion, and profit attributable to owners of parent decreased by ¥56.0 billion year-on-year to ¥626.2 billion.

Consolidated	(Billions of yen)

	Nine months ended December 31, 2015	Change from the nine months ended December 31, 2014
Net business profit	¥ 888.2	¥ (117.7)
Gross profit	2,218.6	(11.7)
General and administrative expenses	(1,285.7)	(60.9)
Equity in gains (losses) of affiliates	(44.8)	(45.0)
Total credit cost	(45.6)	(91.9)
Ordinary profit	900.2	(206.7)
Profit attributable to owners of parent	626.2	(56.0)

SMBC, non-consolidated
Banking profit *	¥ 549.2	¥ (92.7)
Gross banking profit	1,150.9	(79.8)
Expenses (excluding non-recurring losses)	(601.7)	(12.9)
Total credit cost	33.2	(68.7)
Ordinary profit	564.1	(203.5)
Net income	458.8	(71.6)

* Banking profit (before provision for general reserve for possible loan losses)

2. Financial position

As of December 31, 2015, SMFG’s total assets were ¥187,506.0 billion, an increase of ¥4,063.4 billion compared with March 31, 2015. Net assets increased by ¥315.9 billion to ¥11,012.2 billion compared with March 31, 2015.

As for major account balances, loans and bills discounted increased by ¥2,882.1 billion to ¥75,950.4 billion compared with March 31, 2015. Deposits increased by ¥3,108.1 billion to ¥104,156.0 billion compared with March 31, 2015.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥171.2 billion to ¥1,003.5 billion compared with March 31, 2015. Non-performing loan ratio was 1.13%, a decrease of 0.26 percentage point compared with March 31, 2015.

Sumitomo Mitsui Financial Group, Inc.

3. Earnings forecasts

The consolidated earnings forecast announced on November 13, 2015 remains unchanged.

4. Others

(Additional information)

 In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the nine months ended December 31, 2015. Figures for “Nine months ended December 31, 2014” and “March 31, 2015” in the consolidated financial statements reflect these changes.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

	Millions of yen

	March 31, 2015	December 31, 2015

Assets:
Cash and due from banks	¥ 39,748,979	¥ 39,674,309
Call loans and bills bought	1,326,965	1,462,824
Receivables under resale agreements	746,431	766,003
Receivables under securities borrowing transactions	6,477,063	7,720,982
Monetary claims bought	4,286,592	4,333,536
Trading assets	7,483,681	8,777,213
Money held in trust	7,087	5,651
Securities	29,633,667	27,047,086
Loans and bills discounted	73,068,240	75,950,357
Foreign exchanges	1,907,667	2,206,545
Lease receivables and investment assets	1,909,143	1,979,000
Other assets	6,156,091	6,050,922
Tangible fixed assets	2,770,853	2,942,055
Intangible fixed assets	819,560	873,440
Net defined benefit asset	376,255	388,166
Deferred tax assets	127,841	115,930
Customers’ liabilities for acceptances and guarantees	7,267,713	7,823,193
Reserve for possible loan losses	(671,248)	(611,269)

Total assets	¥ 183,442,585	¥ 187,505,952

Liabilities:
Deposits	¥ 101,047,918	¥ 104,155,997
Negotiable certificates of deposit	13,825,898	15,420,568
Call money and bills sold	5,873,123	4,656,323
Payables under repurchase agreements	991,860	2,302,430
Payables under securities lending transactions	7,833,219	5,583,876
Commercial paper	3,351,459	3,440,910
Trading liabilities	5,664,688	5,802,534
Borrowed money	9,778,095	9,806,838
Foreign exchanges	1,110,822	824,820
Short-term bonds	1,370,800	1,720,399
Bonds	6,222,918	6,979,941
Due to trust account	718,133	666,671
Other liabilities	6,728,951	6,520,524
Reserve for employee bonuses	73,359	37,722
Reserve for executive bonuses	3,344	—
Net defined benefit liability	38,096	38,889
Reserve for executive retirement benefits	2,128	2,129
Reserve for point service program	19,050	19,933
Reserve for reimbursement of deposits	20,870	12,927
Reserve for losses on interest repayment	166,793	104,593
Reserve under the special laws	1,124	1,371
Deferred tax liabilities	601,393	537,245
Deferred tax liabilities for land revaluation	34,550	33,930
Acceptances and guarantees	7,267,713	7,823,193

Total liabilities	172,746,314	176,493,777

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,329	757,315
Retained earnings	4,098,425	4,514,043
Treasury stock	(175,261)	(175,393)

Total stockholders’ equity	7,018,389	7,433,861

Net unrealized gains (losses) on other securities	1,791,049	1,653,333
Net deferred gains (losses) on hedges	(30,180)	(3,487)
Land revaluation excess	39,014	37,747
Foreign currency translation adjustments	156,309	107,837
Remeasurements of defined benefit plans	47,667	61,826

Total accumulated other comprehensive income	2,003,859	1,857,256

Stock acquisition rights	2,284	2,734
Non-controlling interests	1,671,738	1,718,322

Total net assets	10,696,271	11,012,174

Total liabilities and net assets	¥ 183,442,585	¥ 187,505,952

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Nine months ended December 31	2014	2015
Ordinary income	¥ 3,556,519	¥ 3,574,474
Interest income	1,426,404	1,443,003
Interest on loans and discounts	994,708	999,036
Interest and dividends on securities	251,695	263,928
Trust fees	2,139	2,054
Fees and commissions	822,573	862,615
Trading income	179,703	148,693
Other operating income	938,803	998,317
Other income	186,895	119,789
Ordinary expenses	2,449,694	2,674,315
Interest expenses	285,591	323,174
Interest on deposits	94,731	102,058
Fees and commissions payments	101,853	105,684
Trading losses	50,180	—
Other operating expenses	701,696	807,254
General and administrative expenses	1,224,746	1,285,659
Other expenses	85,624	152,542

Ordinary profit	1,106,825	900,159

Extraordinary gains	266	3,911
Extraordinary losses	4,256	6,132

Income before income taxes	1,102,834	897,938

Income taxes-current	256,566	209,937
Income taxes-deferred	74,955	(23,283)

Income taxes	331,522	186,653

Profit	771,312	711,284

Profit attributable to non-controlling interests	89,092	85,042

Profit attributable to owners of parent	¥ 682,220	¥ 626,242

(Consolidated statements of comprehensive income)
	Millions of yen
Nine months ended December 31	2014	2015
Profit	¥ 771,312	¥ 711,284
Other comprehensive income	689,758	(142,655)
Net unrealized gains (losses) on other securities	498,114	(132,857)
Net deferred gains (losses) on hedges	37,842	26,191
Foreign currency translation adjustments	137,453	(33,493)
Remeasurements of defined benefit plans	11,061	13,945
Share of other comprehensive income of affiliates	5,286	(16,441)

Total comprehensive income	1,461,071	568,629

Comprehensive income attributable to owners of parent	1,307,363	480,905
Comprehensive income attributable to non-controlling interests	153,707	87,723

(3) Note on the going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2015

- Supplementary information -

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2015 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)
		Nine months ended December 31, 2015 (A)	Change (A) - (B)	Nine months ended December 31, 2014 (B)
Consolidated gross profit	1	2,218,572	(11,729)	2,230,301
Net interest income	2	1,119,829	(20,983)	1,140,812
Trust fees	3	2,054	(85)	2,139
Net fees and commissions	4	756,931	36,212	720,719
Net trading income	5	148,693	19,171	129,522
Net other operating income	6	191,063	(46,044)	237,107
General and administrative expenses	7	(1,285,659)	(60,913)	(1,224,746)
Equity in gains (losses) of affiliates	8	(44,753)	(45,049)	296
Consolidated net business profit	9	888,159	(117,692)	1,005,851
Total credit cost	10	(45,551)	(91,889)	46,338
Credit costs	11	(61,786)	(9,782)	(52,004)
Write-off of loans	12	(54,988)	(7,526)	(47,462)
Provision for reserve for possible loan losses	13	—	—	—
Others	14	(6,797)	(2,256)	(4,541)
Gains on reversal of reserve for possible loan losses	15	3,032	(79,768)	82,800
Recoveries of written-off claims	16	13,202	(2,339)	15,541
Gains (losses) on stocks	17	52,295	(12,646)	64,941
Other income (expenses)	18	5,255	15,561	(10,306)
Ordinary profit	19	900,159	(206,666)	1,106,825
Extraordinary gains (losses)	20	(2,221)	1,769	(3,990)
Gains (losses) on disposal of fixed assets	21	1,109	3,199	(2,090)
Losses on impairment of fixed assets	22	(3,280)	(1,614)	(1,666)
Income before income taxes	23	897,938	(204,896)	1,102,834
Income taxes-current	24	(209,937)	46,629	(256,566)
Income taxes-deferred	25	23,283	98,238	(74,955)
Profit	26	711,284	(60,028)	771,312
Profit attributable to non-controlling interests	27	(85,042)	4,050	(89,092)
Profit attributable to owners of parent	28	626,242	(55,978)	682,220
Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. SMFG revised the accounting items from the three months ended June 30, 2015. “Income before minority interests,” “Minority interests in net income” and “Net income” were changed to “Profit,” “Profit attributable to non-controlling interests” and “Profit attributable to owners of parent.”

Number of consolidated subsidiaries and affiliates

		December 31, 2015	Change	March 31, 2015
Consolidated subsidiaries	29	333	16	317
Equity method affiliates	30	55	5	50

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2015 (A)	Change (A) - (B)	Nine months ended December 31, 2014 (B)
Gross banking profit	1	1,150,948	(79,804)	1,230,752
Net interest income	2	794,862	(55,820)	850,682
Trust fees	3	1,241	(168)	1,409
Net fees and commissions	4	259,082	13,490	245,592
Net trading income	5	30,057	33,447	(3,390)
Net other operating income	6	65,703	(70,756)	136,459

Gains (losses) on bonds	7	29,407	(19,124)	48,531
Expenses (excluding non-recurring losses)	8	(601,742)	(12,885)	(588,857)
Personnel expenses	9	(243,760)	(10,785)	(232,975)
Non-personnel expenses	10	(322,648)	(410)	(322,238)
Taxes	11	(35,333)	(1,690)	(33,643)
Banking profit (before provision for general reserve for possible loan losses)	12	549,205	(92,690)	641,895

Gains (losses) on bonds	13	29,407	(19,124)	48,531
Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	549,205	(92,690)	641,895
Non-recurring gains (losses)	16	14,888	(110,832)	125,720
Credit costs	17	(6,747)	(3,229)	(3,518)
Gains on reversal of reserve for possible loan losses	18	34,227	(62,933)	97,160
Recoveries of written-off claims	19	5,717	(2,493)	8,210
Gains (losses) on stocks	20	10,897	(48,836)	59,733
Gains on sales of stocks	21	55,391	(8,567)	63,958
Losses on sales of stocks	22	(6,102)	(5,267)	(835)
Losses on devaluation of stocks	23	(38,391)	(35,002)	(3,389)
Other non-recurring gains (losses)	24	(29,206)	6,658	(35,864)
Ordinary profit	25	564,093	(203,523)	767,616
Extraordinary gains (losses)	26	(528)	2,388	(2,916)
Gains (losses) on disposal of fixed assets	27	1,743	3,210	(1,467)
Losses on impairment of fixed assets	28	(2,271)	(823)	(1,448)
Income before income taxes	29	563,564	(201,135)	764,699
Income taxes-current	30	(150,940)	36,344	(187,284)
Income taxes-deferred	31	46,209	93,214	(47,005)
Net income	32	458,833	(71,576)	530,409

Total credit cost (14+17+18+19)	33	33,196	(68,655)	101,851
Provision for general reserve for possible loan losses	34	15,794	(89,701)	105,495
Write-off of loans	35	(905)	(875)	(30)
Provision for specific reserve for possible loan losses	36	18,606	26,900	(8,294)
Losses on sales of delinquent loans	37	(5,842)	(2,354)	(3,488)
Provision for loan loss reserve for specific overseas countries	38	(173)	(132)	(41)
Recoveries of written-off claims	39	5,717	(2,493)	8,210

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
		Nine months ended December 31, 2015(A)				Nine months ended December 31, 2014 (B)

	April 1 - June 30	July 1 - September 30	October 1 - December 31		Change (A) - (B)
Interest earned on loans and bills discounted (a)	1.24	1.24	1.23	1.24	(0.09)	1.33
Interest paid on deposits, etc. (b)	0.03	0.03	0.03	0.03	(0.00)	0.03
Interest spread (a) - (b)	1.21	1.21	1.20	1.21	(0.09)	1.30

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated	(Billions of yen)

		December 31, 2015	Change from March 31, 2015	March 31, 2015
Bankrupt and quasi-bankrupt assets	1	162.4	10.4	152.0
Doubtful assets	2	559.9	(168.1)	728.0
Substandard loans	3	281.2	(13.5)	294.8
Total (A)	4	1,003.5	(171.2)	1,174.8

Normal assets	5	87,439.5	3,963.9	83,475.6
Grand total (B)	6	88,443.1	3,792.7	84,650.3

				(%)
NPL ratio (A/B)	7	1.13	(0.26)	1.39

Amount of direct reduction		359.3	(4.2)	363.6

SMBC non-consolidated		(Billions of yen)
		December 31, 2015		March 31, 2015
			Change from March 31, 2015
Bankrupt and quasi-bankrupt assets	8	115.1	22.1	93.0
Doubtful assets	9	403.6	(151.5)	555.1
Substandard loans	10	106.1	(14.8)	120.9
Total (A)	11	624.8	(144.2)	769.0

Normal assets	12	80,826.8	2,694.5	78,132.4
Grand total (B)	13	81,451.6	2,550.3	78,901.4

				(%)
NPL ratio (A/B)	14	0.77	(0.20)	0.97

Amount of direct reduction		150.1	(10.6)	160.7

Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		December 31, 2015					March 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from Mar.2015
Held-to-maturity securities	1	2,568.6	13.8	(6.8)	13.8	—	3,397.2	20.6
Other securities	2	24,660.4	2,386.7	(218.3)	2,489.7	103.0	26,263.4	2,605.0
Stocks	3	3,963.3	2,016.4	(37.9)	2,033.6	17.2	4,066.0	2,054.3
Bonds	4	12,785.5	58.8	8.8	62.9	4.1	13,699.6	50.0
Japanese government bonds	5	10,090.2	20.1	7.2	21.7	1.5	11,007.0	13.0
Others	6	7,911.6	311.5	(189.1)	393.2	81.7	8,497.9	500.6
Foreign bonds	7	5,275.0	(39.6)	(68.8)	13.8	53.4	5,634.0	29.2
Other money held in trust	8	5.7	—	—	—	—	7.1	—
Total	9	27,234.6	2,400.5	(225.1)	2,503.5	103.0	29,667.7	2,625.6
Stocks	10	3,963.3	2,016.4	(37.9)	2,033.6	17.2	4,066.0	2,054.3
Bonds	11	15,354.0	72.6	2.0	76.6	4.1	17,096.7	70.6
Others	12	7,917.3	311.5	(189.1)	393.2	81.7	8,505.0	500.6

SMBC non-consolidated							(Billions of yen)
		December 31, 2015					March 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from Mar.2015
Held-to-maturity securities	13	2,281.0	13.6	(6.9)	13.6	—	3,352.6	20.5
Stocks of subsidiaries and affiliates	14	3,543.6	(11.2)	47.3	7.8	19.0	3,414.8	(58.5)
Other securities	15	22,127.1	2,150.3	(242.5)	2,246.7	96.4	23,774.0	2,392.8
Stocks	16	3,871.2	1,949.8	(39.9)	1,966.2	16.4	3,970.9	1,989.7
Bonds	17	12,164.0	54.7	8.8	58.6	4.0	13,036.7	45.9
Japanese government bonds	18	9,786.2	18.3	7.2	19.8	1.5	10,687.1	11.1
Others	19	6,092.0	145.8	(211.4)	221.8	76.0	6,766.4	357.2
Foreign bonds	20	3,834.1	(39.1)	(69.4)	10.1	49.1	4,238.6	30.3
Total	21	27,951.7	2,152.7	(202.0)	2,268.1	115.4	30,541.4	2,354.7
Stocks	22	5,115.3	1,949.8	(37.1)	1,973.4	23.6	5,180.2	1,986.9
Bonds	23	14,445.0	68.2	1.9	72.2	4.0	16,389.3	66.3
Others	24	8,391.5	134.7	(166.9)	222.5	87.8	8,971.9	301.5

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 1.1 billion yen and 29.9 billion yen were recognized in the statements of income as of December 31, 2015 and March 31, 2015, respectively.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	December 31, 2015				March 31, 2015

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	205.8	124.1	81.7	25.0	230.6	163.2	67.4	12.2
Currency swaps	157.0	810.1	(653.1)	5.7	139.1	1,051.7	(912.6)	(32.8)
Others	1.8	0.5	1.3	(111.0)	0.1	5.1	(5.0)	(114.3)
Total	364.6	934.7	(570.1)	(80.2)	369.8	1,220.0	(850.2)	(135.0)

Notes:	1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applies deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Reports No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	December 31, 2015				March 31, 2015

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	2,882.6	19,935.0	7,576.5	30,394.0	4,581.1	18,837.9	7,606.3	31,025.3
Receivable floating rate /payable fixed rate	857.2	7,467.9	7,729.7	16,054.8	1,501.4	7,384.3	7,360.5	16,246.2
Receivable floating rate /payable floating rate	3.6	—	—	3.6	3.6	—	—	3.6
Total	3,743.4	27,402.9	15,306.2	46,452.4	6,086.1	26,222.2	14,966.8	47,275.1

6. Deposits and loans

SMBC non-consolidated				(Billions of yen)

	December 31, 2015	Change from March 31, 2015	March 31, 2015	Reference: September 30, 2015
Domestic deposits	77,068.7	(720.4)	77,789.1	77,258.4
Individual	42,824.7	1,056.6	41,768.1	41,947.8
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	70,233.2	1,958.9	68,274.3	68,796.9
Domestic offices (excluding offshore banking accounts)	49,617.8	271.2	49,346.5	48,990.1
Overseas offices and offshore banking accounts	20,615.5	1,687.7	18,927.8	19,806.7

7. ROE

Consolidated			(%)
	Nine months ended December 31, 2015		Nine months ended December 31, 2014
		Change
ROE (denominator: Total stockholders’ equity)	11.5	(2.0)	13.5

Note:	Annualized